Mail Stop 4561

November 17, 2009

Andrew W. Baum
President, Chief Executive Officer and Chief Financial Officer
Global Ink Supply, Inc.
256 South Robertson Boulevard
Beverly Hills, CA 90211

> **Re:** **Global Ink Supply Inc.**
> **Form 10-K For the Fiscal Year Ended May 31, 2009**
> **Filed August 25, 2009**
> **File No. 000-52630**

Dear Mr. Baum:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended May 31, 2009

Principal Accounting Fees and Services, page 12

1.   Item 14(1) of Form 10-K requires the disclosure of the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the your annual financial statements and the review of financial statements included in your registrant's Forms 10-Q. Please explain

why you have disclosed no such fees and amend your document, as needed, to provide the disclosures required by the Item.

Financial Statements of Global Ink Supply, Inc.

Report of Independent Registered Public Accounting Firm, page 2

2.   We note that the Report of Li & Company, PC is dated "August, 2009." Please amend your document to include a Report that conforms to Rule 2-02(a) of Regulation S-X. In this regard, the accountant's report should include the full date of issuance.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief